As filed with the Securities and Exchange Commission on January 8, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

NexPoint Strategic Opportunities Fund

(Name of Subject Company (Issuer))

NexPoint Strategic Opportunities Fund

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

65340G205

(CUSIP Number of Securities)

Lauren Thedford

NexPoint Strategic Opportunities Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Thomas A. DeCapo Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street Boston, Massachusetts 02116 (617) 573-4800	R. Charles Miller K&L Gates, LLP 1601 K St NW #1 Washington, DC 20006 Telephone: (202) 778-9372

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$150,000,000*	$16,365.00**

*

Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the offer to purchase for not more than $150,000,000 in aggregate purchase price of common shares of beneficial interest, par value $0.001 per share.

**	Calculated at $109.10 per $1,000,000 of the Transaction Valuation, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $16,365.00	Filing party: NexPoint Strategic Opportunities Fund

Form or registration No.: Schedule TO	Date filed: October 30, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer  ☒

INTRODUCTORY STATEMENT

This amendment no. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) by NexPoint Strategic Opportunities Fund, a Delaware statutory trust (together with its subsidiaries, “NHF” or the “Issuer”) on October 30, 2020, relating to the offer by NHF to exchange up to $150,000,000 in aggregate purchase price of the Issuer’s currently outstanding common shares of beneficial interest, par value $0.001 per share, for (i) shares of NexPoint Strategic Opportunities Fund’s 5.50% Series A Cumulative Preferred Shares, par value $0.001 and liquidation preference $25.00 per share (“Series A Preferred Shares”), and (ii) cash, upon the terms and subject to the conditions contained in the Offer to Exchange dated October 30, 2020, as amended by Amendment No. 1 to the Offer to Exchange, filed on November 17, 2020, and as further amended by Amendment No. 2 to the Offer to Exchange, filed on December 17, 2020 (as so amended, the “Offer to Exchange”), and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO, the Offer to Exchange or the Letter of Transmittal, as applicable.

This Amendment No. 7 is the final amendment to the Schedule TO and is being filed (i) to report the finals results of the Exchange Offer, which expired at 5:00 p.m. New York City time on January 4, 2021, and (ii) to include a press release announcing the final results of the Exchange Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(v). Only those items amended are reported in this Amendment No. 7.

The following information is furnished pursuant to Rule 13e-4(c)(4) of the Exchange Act:

1.	The Exchange Offer expired at 5:00 p.m. New York City time, on January 4, 2021.

2.

8,750,121.132 Common Shares were validly tendered and not withdrawn prior to the expiration of the Exchange Offer and all 8,750,121.132 Common Shares, representing 19.2% of the outstanding Common Shares on the Expiration Date, were accepted for repurchase in accordance with the terms of the Exchange Offer.

3.	The Common Shares were repurchased at a Purchase Price of $12.00 per Common Share.

Except as specifically provided herein, the information set forth in the Schedule TO, including all schedules and annexes thereto that were previously filed therewith, remains unchanged and is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibit filed herewith.

You should read this Amendment No. 7 together with the Schedule TO, the Offer to Exchange and the Letter of Transmittal

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby deleted and replaced in its entirety by the following:

Exhibit No.	Document

(a)(1)(i)	Offer to Exchange dated October 30, 2020. (1)

(a)(1)(ii)	Letter of Transmittal. (1)

(a)(1)(iii)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)

(a)(1)(iv)	Letter to Clients. (1)

(a)(1)(v)	Notice of Guaranteed Delivery. (1)

(a)(1)(vi)	Amendment No. 1 to Offer to Exchange dated October 30, 2020. (7)

(a)(1)(vii)	Amendment No. 2 to Offer to Exchange dated October 30, 2020. (9)

(a)(5)(i)	Press Release issued on October 30, 2020. (1)

(a)(5)(ii)	Press Release issued on November 10, 2020. (6)

(a)(5)(iii)	Press Release issued on December 11, 2020. (8)

(a)(5)(iv)	Press Release issued on January 5, 2021. (10)

(a)(5)(v)	Press Release issued on January 8, 2021. (11)

(b)	Not applicable.

(d)(1)	Amended and Restated Agreement and Declaration of Trust of NexPoint Strategic Opportunities Fund. (1)

(d)(2)	Amended and Restated By-Laws of NexPoint Strategic Opportunities Fund. (1)

(d)(3)	Form of Statement of Preferences of 5.50% Series A Preferred Shares of NexPoint Strategic Opportunities Fund. (1)

(d)(4)	Dividend Reinvestment Plan. (2)

(d)(5)	Amended and Restated Investment Advisory Agreement, dated June 29, 2006, between the Company and NexPoint Advisors, L.P. (3)

(d)(6)	Administration Services Agreement, dated June 29, 2006, between the Issuer and Highland Capital Management, L.P. (4)

(d)(7)	Amendment No. 1, dated June 6, 2008, to Administration Services Agreement, dated December 4, 2006, between the Issuer and Highland Capital Management, L.P. (4)

(d)(8)	Transfer Agency and Registrar Services Agreement, dated January 18, 2013, between the Issuer and American Stock Transfer & Trust Company, LLC. (4)

(d)(9)	Master Sub-Administration Agreement, dated July 23, 2018, between SEI investments Global Funds Services and NexPoint Advisors, L.P. (2)

(d)(10)	Master Custodian Agreement dated October 3, 2018 between Bank of New York Mellon (“BNY”) and NexPoint Real Estate Strategies Fund, NexPoint Healthcare Opportunities Fund, NexPoint Latin American Opportunities Fund, NexPoint Discount Strategies Fund, NexPoint Energy and Materials Opportunities Fund, NexPoint Strategic Income Fund and NexPoint Event Driven Fund (the “Interval Funds”) listed on Annex A thereto (as Annex A may be amended from time to time). (5)

(d)(11)	Amendment 1 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC. (5)

(d)(12)	Amendment 2 to Master Custodian Agreement dated April 8, 2019 between BNY and the Issuer, the Interval Funds, the series of Highland Funds II, the series of Highland Funds I, the Issuer, Highland Income Fund, Highland Global Allocation Fund and Gambier Bay, LLC. (5)

(d)(13)	Form of Amendment to the Transfer Agency and Registrar Services Agreement, dated October 30, 2020, between the Issuer and American Stock Transfer & Trust Company, LLC. (1)

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on October 30, 2020.
(2)	Incorporated by reference to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on March 5, 2019.
(3)	Incorporated by reference to Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on August 21, 2013.
(4)	Incorporated by reference to Post-Effective Amendment No. 6 to the Issuer’s Registration Statement on Form N-2 (File No. 333-173004), filed on April 30, 2015.
(5)	Incorporated by reference to Post-Effective Amendment No. 1 to the Issuer’s Registration Statement on Form N-2 (File No. 333-230078), filed on August 27, 2019.
(6)	Incorporated by reference to Amendment No. 1 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on November 10, 2020.
(7)	Incorporated by reference to Amendment No. 2 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on November 17, 2020.
(8)	Incorporated by reference to Amendment No. 3 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on December 11, 2020.
(9)	Incorporated by reference to Amendment No. 5 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on December 17, 2020.
(10)	Incorporated by reference to Amendment No. 6 to the Issuer’s Tender Offer Statement on Schedule TO (File No. 005-83652), filed on January 5, 2021.
(11)	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Strategic Opportunities Fund

By:	/s/ Lauren Thedford
Name:	Lauren Thedford
Title:	Secretary

Dated as of: January 8, 2021